[Chapman and Cutler LLP Letterhead]

June 29, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 25, 2021 (the “Registration Statement”). The Registration Statement relates to the Innovator Defined Wealth Shield ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reiterates all applicable comments made to the Fund relating to its filing made on April 16, 2021. Please supplementally confirm to the Staff that the filing made pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on June 25, 2021, is responsive to any applicable comments to this filing and that all applicable disclosures and revisions have been made.

Response to Comment 1

Pursuant to the Staff’s comment, the Fund confirms all applicable disclosures and revisions have been made.

Comment 2 – General

With respect to the disclosure made relating to the expectation of a “Buffer” range and the likelihood that the Buffer will rise or fall from one Outcome Period to the next (e.g., first disclosed in the 4th bullet point on the front cover page of the prospectus), please consider emphasizing these concepts in bold language where appropriate throughout the prospectus.

Response to Comment 2

The Fund confirms its prospectus will be revised in accordance with the Staff’s comment.

Comment 3 – General

With respect to the Fund’s “Buffer Change Risk” risk factor, the Fund states that the “Buffer may be established at the lower end of the 15-20% range for numerous or consecutive periods …” Because the Fund does not guarantee that the Buffer will be established at a minimum of 15% for an Outcome Period, the reference to “lower end of the 15-20% range” could be misleading. Please revise accordingly.

Response to Comment 3

Pursuant to the Staff’s request, the Fund will revise its disclosure where appropriate to state the following:

“Furthermore, the Buffer may be established at the lower end or below the expected 15-20% range for numerous or consecutive Outcome Periods, which would provide the potential for less protection against Underlying ETF losses than if higher Buffers were established during those Outcome Periods.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren